Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to incorporation by reference in the Registration Statement on Form S-8 (Registration No. 033-52877) pertaining to the Arkansas Best 401(k) and DC Retirement Plan of our report dated June 28, 2012, on our audits of the statements of net assets available for benefits of the Arkansas Best 401(k) and DC Retirement Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years ended December 31, 2011 and 2010, and related schedule, which report appears in the December 31, 2011 annual report on Form 11-K of the Arkansas Best 401(k) and DC Retirement Plan.

/s/ BKD, LLP

Fort Smith, Arkansas

June 28, 2012